ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

July 18, 2022

Jessica Reece

(617) 235.4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Melissa McDonough

Alberto Zapata

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Voya Equity Trust (the "Registrant")

Registration Statement on Form N-14 (File No. 333-265586)

Ms. McDonough and Mr. Zapata:

This letter provides the Registrant's response to comments of the staff of the Securities and Exchange Commission (the "Staff") provided orally by Ms. McDonough and Mr. Zapata on June 24, 2022 and July 11, 2022, respectively, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the "Registration Statement"), filed on June 14, 2022 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of Voya SmallCap Opportunities Fund (the "Target Fund"), a series of the Registrant, by Voya Small Cap Growth Fund (the "Acquiring Fund"), a series of the Registrant, in exchange for shares of the Acquiring Fund (the "Reorganization"). For convenience of reference, the Staff's comments have been summarized before each response. The Registrant's responses to the Staff's comments will be reflected, as applicable, in a pre-effective amendment to the Registration Statement (the "Amendment"). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.Comment: The Staff notes that Class T shares are not included on the cover sheet. Please explain.

Response: The Registrant notes that Class T shares have been removed from the Registration Statement, as they will not be involved in the Reorganization.

2.Comment: Please confirm that the new share classes of the Acquiring Fund have been added in EDGAR.

Response: The Registrant confirms that the new share classes of the Acquiring Fund will be available in EDGAR in advance of the effective date of the Amendment.

3.Comment: Please include live hyperlinks to the unaudited financial statements with respect to SCG Fund for the period ended March 31, 2022 in the section titled "To Obtain More Information" in the Registration Statement and on page one of Part B of the

Registration Statement.

Response: The Registrant notes that a hyperlink to the unaudited financial statements of the Acquiring Fund's predecessor fund, contained in the Semi-Annual Report of TCM Small Cap Growth Fund dated March 31, 2022 (File No. 811-05037), has been added in the noted sections of the Registration Statement.

4.Comment: Please confirm that fees and expenses presented in the Annual Fund Operating Expenses table represent current fees in accordance with the requirements of Item 3 of Form N-14.

Response: The Registrant confirms that that fees and expenses presented are correct and reflect a contractual fee change that was effective April 1, 2022.

5.Comment: Please confirm that any expenses of the Target Fund subject to recapture will not be carried over to the surviving Fund.

Response: The Registrant so confirms.

6.Comment: Please confirm that the potential recapture of previously waived expenses is appropriately reflected in the Pro Forma column of the Annual Fund Operating Expenses table.

Response: The Registrant so confirms.

7.Comment: Please confirm that the amounts shown in the Expense Examples are accurate.

Response: The Registrant so confirms.

8.Comment: The Staff notes that footnote two to the table included in the Capitalization section is attached to "zero" values. Please confirm whether any adjustments are intended to be reflected in the capitalization table.

Response: The Registrant confirms that no adjustments are necessary where a "zero" value is reflected in the capitalization table; accordingly, footnote two has been removed.

9.Comment: In Section 4.2(h) of the Agreement and Plan of Reorganization contained in Appendix A, please provide the name of the independent registered public accounting firm that audited the Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets, and Portfolio of Investments of the predecessor to the Acquiring Fund.

Response: The Registrant has updated the Agreement and Plan of Reorganization to reflect that Tait, Weller & Baker LLP provided the noted audit.

10.Comment: Please confirm that applicable sales charges for each share class are disclosed in Appendix B.

Response: The Registrant has revised Appendix B to include a discussion of applicable sales charges.

General Comments

11.Comment: The Staff notes that the series names and class identifications for the Target Fund and the Acquiring Fund do not match in the EDGAR filing.

Response: The Registrant will ensure the series and class identifiers are correct in the Amendment filing.

12.Comment: Please confirm that the Special Meeting, to be held virtually, will comply with all guidance set forth in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns, as updated to date.

Response: The Registrant so confirms.

13.Comment: The Staff notes that, in its Opinion of Counsel filed as Exhibit 11 to the

Registration Statement, Ropes & Gray LLP ("Ropes & Gray") includes an assumption regarding the organization of the Registrant. Please remove this assumption from the opinion or explain supplementally how such assumption is consistent with Staff Legal Bulletin No. 19

Response: Ropes & Gray has revised its opinion to remove the noted assumption and to include appropriate references to the choice of law provisions included in the Registrant's

Declaration of Trust.

14.Comment: Please confirm that both Ernst & Young LLP and Tait, Weller & Baker LLP will provide auditor consents in connection with the filing of the Amendment.

Response: The Registrant so confirms.

15.Comment: The Staff notes that references to the SEC's Public Reference Room are no longer required by Form N-14 or Form N-1A. Please remove such references from the Amendment.

Response: The Registrant has removed the noted disclosure.

16.Comment: Please replace references to "aggregate value" with "net asset value" throughout the Registration Statement.

Response: The requested change has been made.

17.Comment: The fifth bullet point in the section titled Summary of the Proposed Reorganization states that "shareholders of SCO Fund are expected to benefit from lower management fees and, for most share classes, lower net expense ratios." Please clarify which share classes are expected to experience lower net expense ratios. Please also add a statement that the Acquiring Fund's expenses could increase after the expiration of the Fund's current Expense Limitation Agreement on October 1, 2024.

Response: The Registrant has added the requested disclosure.

18.Comment: In accordance with Item 3(c) of Form N-14, please briefly discuss the principal risk factors of investing in the Acquiring Fund and compare these risks with those associated with an investment in the Target Fund at the end of the Summary of the Proposed Reorganization section.

Response: The Registrant has added the requested disclosure.

19.Comment: We note that the reorganization of SCG Fund with its predecessor fund had not yet closed when Tygh Capital's portfolio management team assumed responsibility for SCO Fund. In response to the question "Why is the Reorganization being proposed?", please reconcile this timing with the changes to SCO Fund's investment strategies.

Response: The Registrant has revised the noted disclosure

20.Comment: Please explain why the Pro Forma column of the Annual Fund Operating Expenses table assumes the Reorganization occurred on November 30, 2021, given that the Pro Forma column of the Capitalization table is dated as of June 2, 2022.

Response: The Annual Fund Operating Expenses table uses the most recent fiscal period end, which is November 30, 2021. Item 4(b) of Form N-14, on the other hand, does not require that the capitalization table be as of a particular date and so the Registrant has provided capitalization as of a more recent date.

21.Comment: Please revise the heading of the Pro Forma column of the Annual Fund Operating Expenses table to make clear that it represents the combined fund.

Response: The Registrant has revised the noted heading to "Pro Forma Combined."

22.Comment: Please confirm that any applicable contingent deferred sales charge ("CDSC") is appropriately reflected in the Annual Fund Operating table and Expense Examples table.

Response: The Registrant so confirms.

23.Comment: Please add disclosure in a footnote to the Annual Fund Operating Expenses Table that any Target Fund fees previously waived will not be subject to recapture following the Reorganization.

Response: The Registrant has added the requested disclosure.

24.Comment: Please explain why the Expense Limitation Agreement language for Class I and Class R6 contained in footnote four to the Annual Fund Operating Expenses table is different than that contained in footnote five.

Response: The Registrant notes that footnote four relates to SCG Fund and footnote 5 relates to the combined fund following the Reorganization and confirms that both footnotes are correct.

25.Comment: Please revise footnote five to the Annual Fund Operating Expenses table to note that recapture can only occur so long as expenses won't exceed the lesser of (i) the expenses limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment.

Response: The Registrant has added the requested language.

26.Comment: Please explain supplementally why footnote 6 to the Annual Fund Operating

Expenses table refers to "estimated amounts for the current fiscal year," given that the Acquiring Fund is not a "New Fund" as defined by Item 3, instruction 6 of Form N-1A.

Response: The Acquiring Fund is not a "New Fund." It has estimated acquired fund fees and expenses to reflect a change that would materially affect the information disclosed, as permitted by Instruction 3(d)(ii) to Item 3.

27.Comment: The Staff notes that the disclosure in response to "How does Voya SmallCap

Opportunity Fund's performance compare to the performance of Voya Small Cap Growth Fund?" in the section titled "Proposal 1 – Approval of the Reorganization" discusses changes to the Target Fund's principal investment strategies, whereas the disclosure in the response to the question "Why is the Reorganization being proposed?" in the section titled "Proposal 1 – Approval of the Reorganization" discusses changes to the Target Fund's investment policies. Please reconcile these statements

Response: The Registrant has revised the disclosure in response to "Why is the Reorganization being proposed?" to reflect that the Fund's investment strategies have changed.

28.Comment: Item 4(b)(2)(ii) of form N-1A requires that "If the Fund's fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart." Please update the performance bar chart accordingly.

Response: The Registrant has added the noted footnote.

29.Comment: Please disclose the fee waiver provisions for both the Acquiring Fund and the

Target Fund in the table contained in the section titled "Proposal 1 – Approval of the Reorganization" in response to the question "How does the management compare?"

Response: The Registrant notes that Item 10 of Form N-1A does not require fee waivers to be included when discussing management of the Fund. The Registrant does also note,

however, that shareholders may compare applicable fee waivers in the Annual Fund Operating Expenses table. As a result, the Registrant respectfully declines to add the requested language to the comparison table at this time.

30.Comment: In the section titled "Proposal 1 – Approval of the Reorganization – The

Reorganization Agreement," please state that receipt of the tax opinion is a non-waivable condition of the reorganization.

Response: The Registrant has added the requested disclosure in the section titled "What are the expected U.S. federal income tax consequences of the Reorganization?"

31.Comment: The Staff notes its position that Broker Non-Votes do not count towards the determining of a quorum. Please revise the language under the "Broker Non-Votes and Abstentions" subsection to state that if a beneficial owner does not provide instructions on how to cast their vote, the broker is not permitted to return a proxy with respect to such beneficial owner's shares, and therefore, the beneficial owner's shares will not count towards the determining of a quorum.

Response: The Registrant notes that Massachusetts law applicable to Massachusetts business trusts does not specifically address the treatment of broker non-votes for purposes of quorum; however, Section 7.25 of Massachusetts Business Corporations Law (Chapter

156D) provides that "a share once represented for any purpose at a meeting is deemed present for quorum purposes for the remainder of the meeting."

While the Registrant acknowledges that broker non-votes are unlikely given the circumstances of the proposals presented, the Registrant believes the disclosure is accurate.

32.Comment: Please include the signature of the Registrant's Principal Financial Officer and

Principal Accounting Officer on the signature page to the Amendment.

Response: The Amendment will include the signatures of the Principal Financial Officer and Principal Accounting Officer.

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Jessica Reece, Esq.

cc:Elizabeth Reza, Esq. Timothy Diggins, Esq. Joanne Osberg, Esq.